Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 18, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

On September 16, 2014, Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus related to Walgreens acquisition of the remaining 55 percent of Alliance Boots GmbH that the company doesn’t currently own (the “Step 2 Acquisition”) and the reorganization of Walgreens into a holding company structure.

Walgreens Boots Alliance has received inquiries seeking clarification regarding the following disclosure in the preliminary proxy statement/prospectus included in the Registration Statement in the section captioned “Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor”:

“With respect to the selected companies, Walgreens on a current basis and Walgreens on a pro forma basis giving effect to the acquisition of the Second Step Company Shares, Goldman Sachs calculated the ratio of current market price to estimated pro forma fiscal year 2015 earnings (“2015E Forward P/E”). Goldman Sachs calculated each 2015E Forward P/E based on (i) closing market prices as of August 1, 2014 and (ii) financial data, as of August 1, 2014, that it obtained from Commission filings, Institutional Brokers’ Estimate System (“IBES”) consensus estimates and publicly available sources.”

The “estimated pro forma fiscal year 2015 earnings” referenced in the preceding paragraph give effect to the Step 2 Acquisition as if it had occurred on September 1, 2014, the first day of fiscal year 2015.

As set forth in more detail in the Registration Statement, the full text of the written opinion of Goldman Sachs, dated August 5, 2014, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, which is attached as Annex H to the preliminary proxy statement/prospectus. The full summary of the material financial analysis delivered by Goldman Sachs in connection with rendering its opinion is set forth in the section of the preliminary proxy statement/prospectus captioned “Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor.” Goldman Sachs’ opinion does not constitute a recommendation as to how any shareholder of Walgreens should vote with respect to any matter. The Registration Statement may be found on the SEC’s website, which is located at www.sec.gov, under the name “Walgreens Boots Alliance, Inc.” The information contained in the Registration Statement is subject, in its entirety, to completion or amendment as described within the document.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots

Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.